UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Suspension of ATM Offering; Termination of At The Market Offering Agreement

As previously reported, on June 23, 2025, EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into an At The Market Offering Agreement (the “ATM Agreement”) with Chardan Capital Markets LLC (“Chardan”). The Company filed a prospectus supplement on each of June 24, 2025 and January 23, 2026 (each, the “Filed Prospectus Supplement”) relating to the offer and sale of up to $10,000,000 ordinary shares (the “Shares”) in an “at-the-market” offering (the “ATM Offering”) pursuant to the ATM Agreement. Each Filed Prospectus Supplement formed a part of the Company’s Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. On June 5, 2026, the Company sent Chardan a written notice to terminate the ATM Agreement. Pursuant to the terms of the ATM Agreement, this termination will take effect on July 22, 2026 (i.e., after thirty (30) business days from the date of the termination notice). In the meantime, the Company has suspended the ATM Offering, effective as of June 10, 2026. The Company will file a prospectus supplement reducing the number of Shares to be offered under the Filed Prospectus Supplements to zero. As of the date of this report, no ordinary shares have been sold under the ATM Agreement or the Filed Prospectus Supplements.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 10, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer

3